UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Landec Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

514766 10 4

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 514766104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) THE SEAHAWK RANCH IRREVOCABLE TRUST II

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization SOUTH DAKOTA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,233,782 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,233,782 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,233,782 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) APPROXIMATELY 9.7% (See Item 4)

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BANKWEST, INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization SOUTH DAKOTA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,233,782 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,233,782 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,233,782 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) APPROXIMATELY 9.7%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PHILIP E. BLAKE

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. CITIZEN

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,233,782 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,233,782 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,233,782 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) APPROXIMATELY 9.7%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GORDON JONES

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. CITIZEN

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,233,782 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,233,782 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,233,782 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) APPROXIMATELY 9.7%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Landec Corporation (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 3603 Haven Avenue, Menlo Park, CA 94025

Item 2.
	(a)	Name of Person Filing The Seahawk Ranch Irrevocable Trust II (“Trust II”) BankWest, Inc. (“BankWest”) Philip E. Blake (“Blake”) Gordon Jones (“Jones”)

	(b)	Address of Principal Business Office or, if none, Residence
		Trust II:	420 S. Pierre St., P.O. Box 998, Pierre, SD 57501
		BankWest:	420 S. Pierre St., P.O. Box 998, Pierre, SD 57501
		Blake:	420 S. Pierre St., P.O. Box 998, Pierre, SD 57501
		Jones:	420 S. Pierre St., P.O. Box 998, Pierre, SD 57501

	(c)	Citizenship
		Trust II:	South Dakota
		BankWest:	South Dakota
		Blake:	United States of America
		Jones:	United States of America

	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 514766104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
		Trust II:	2,233,782 shares of Common Stock (1)
		BankWest:	2,233,782 shares of Common Stock (2)
		Blake:	2,233,782 shares of Common Stock (3)
		Jones:	2,233,782 shares of Common Stock (4)

(1) All of the shares of Common Stock reported herein are owned and held by Trust II.

(2)           BankWest serves as Trustee of Trust II.  By reason of such relationship, BankWest may be deemed to share voting and dispositive power over the shares of Common Stock listed as beneficially owned by Trust II.  BankWest disclaims beneficial ownership of such shares of Common Stock.

(3)           Blake serves as Trust Advisor of Trust II.  By reason of such relationship, Blake may be deemed to share voting and dispositive power over the shares of Common Stock listed as beneficially owned by Trust II.  Blake disclaims beneficial ownership of such shares of Common Stock.

(4)           Jones serves as Trust Advisor of Trust II.  By reason of such relationship, Jones may be deemed to share voting and dispositive power over the shares of Common Stock listed as beneficially owned by Trust II.  Jones disclaims beneficial ownership of such shares of Common Stock.

	(b)	Percent of class:
		Trust II:	Approximately 9.7%
		BankWest:	Approximately 9.7%
		Blake:	Approximately 9.7%
		Jones:	Approximately 9.7%

The foregoing percentage calculations are based on 23,018,043 shares outstanding, including (i) 21,310,753 shares of Common Stock outstanding as of January 5, 2004, as reported by the Issuer in its quarterly report on Form 10-Q for the period ended November 30, 2003 and (ii) 1,707,290 shares of Common Stock issuable upon conversion of 170,729 shares of Series B Preferred Stock of Landec Corporation, subject to certain adjustments, held by The Seahawk Ranch Irrevocable Trust II, all of which are currently convertible at any time into shares of Common Stock.

	(c)	Number of shares as to which the person has:
Trust II:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 2,233,782
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 2,233,782
BankWest:

	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote 2,233,782
	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of 2,233,782
Blake:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote 2,233,782
	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of 2,233,782
Jones:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote 2,233,782
	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of 2,233,782

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to The Seahawk Ranch Irrevocable Trust II is true, complete and correct.

Dated: April 16, 2004

THE SEAHAWK RANCH IRREVOCABLE TRUST II

BY:	BANKWEST, INC., TRUSTEE

BY:	/s/ Bruce O. Ley
BRUCE O. LEY
SENIOR VICE PRESIDENT

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to BankWest, Inc. is true, complete and correct.

Dated: April 16, 2004

BANKWEST, INC.

BY:	/s/ Bruce O. Ley
BRUCE O. LEY
SENIOR VICE PRESIDENT

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Philip E. Blake is true, complete and correct.

Dated: April 16, 2004	PHILIP E. BLAKE

	BY:	BANKWEST, INC., ATTORNEY-IN-FACT

	BY:	/s/ Bruce O. Ley
BRUCE O. LEY
SENIOR VICE PRESIDENT

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Gordon Jones is true, complete and correct.

Dated: April 16, 2004	GORDON JONES

	BY:	BANKWEST, INC., ATTORNEY-IN-FACT

	BY:	/s/ Bruce O. Ley
BRUCE O. LEY
SENIOR VICE PRESIDENT

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations.  (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit A.	Joint Filing Agreement, dated April 16, 2004, by and among The Seahawk Ranch Irrevocable Trust II, BankWest, Inc., Philip E. Blake and Gordon Jones.

Exhibit B.	Power of Attorney granted by Philip E. Blake and Gordon Jones in favor of BankWest, Inc., dated March 8, 2004.

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G dated April 16, 2004 with respect to the Common Stock of Landec Corporation and any amendments thereto (including amendments on Schedule 13G/A) are signed by each of the undersigned and shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

This Agreement may be executed in counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute one and the same instrument.

Dated: April 16, 2004

The Seahawk Ranch Irrevocable Trust II

	By:	BankWest, Inc., Trustee

	By:	/s/ Bruce O. Ley
Bruce O. Ley
Senior Vice President

BankWest, Inc.

	By:	/s/ Bruce O. Ley
Bruce O. Ley
Senior Vice President

Philip E. Blake

	By:	BankWest, Inc., Attorney-in-Fact

	By:	/s/ Bruce O. Ley
Bruce O. Ley
Senior Vice President

Gordon Jones

	By:	BankWest, Inc., Attorney-in-Fact

	By:	/s/ Bruce O. Ley
Bruce O. Ley
Senior Vice President

Exhibit B

POWER OF ATTORNEY

Know all by these presents, that the undersigned, PHILIP E. BLAKE and GORDON JONES, Trust Advisors of the Seahawk Ranch Irrevocable Trust II dated 12/24/2003, hereby constitute and appoint BANKWEST, INC. of Pierre, South Dakota, as the undersigned’s true and lawful attorney-in-fact and agent to:

(1) execute for and on behalf of the undersigned, holders of 5% or more of a registered class of securities of Landec Corporation(the “Company”), Schedules 13D and 13G in accordance with Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules thereunder;

(2) do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute such Schedules 13D or 13G, complete and execute any amendment or amendments thereto, and timely file such forms or amendments with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3) take any other action of any nature whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grant to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.  The undersigned acknowledge that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 13 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the earliest to occur of (a) the undersigned are no longer required to file Forms 13G or 13D with respect to the undersigned’s holdings of and transactions in securities issued by the Company, or (b) revocation by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has cause this Power of Attorney to be executed as of this 8th day of March, 2004.

/s/ Philip E. Blake
Philip E. Blake, Trust Advisor of the Seahawk Ranch Irrevocable Trust II dated 12/24/2003

/s/ Gordon Jones
Gordon Jones, Trust Advisor of the Seahawk Ranch Irrevocable Trust II dated 12/24/2003